Exhibit 12.1

Oclaro, Inc.

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth the computation of our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends on a historical basis for the periods indicated. The ratios are calculated by dividing earnings by the fixed charges.

	Fiscal Year ended					Three Months Ended
	June 28, 2008	June 27, 2009	July 3, 2010	July 2, 2011	June 30, 2012	September 29, 2012
	(Thousands, except ratios)
Income (loss) from continuing operations before income taxes	$(23,256)	$(24,370)	$11,889	$(44,779)	$(59,519)	$(8,224)

Fixed charges:

Interest expense	682	543	367	2,011	1,121	519
Estimate of interest within rental expense (3)	295	340	365	430	455	158

Total fixed charges	977	883	732	2,441	1,576	677

Income (loss) as defined for ratio to fixed charges	$(22,279)	$(23,487)	$12,621	$(42,338)	$(57,943)	$(7,547)

Ratio of earnings to fixed charges	(1)	(1)	17.2x	(1)	(1)	(2)

Ratio of earnings to combined fixed charges and preferred stock dividends	(3)	(3)	(3)	(3)	(3)	(3)

(1)	For the years ended June 30, 2008, 2009, 2011 and 2012, the ratio was less than 1:1. Additional earnings of $23.3 million, $24.4 million, $44.8 million and $59.5 million, respectively, would have been needed to achieve coverage of 1:1 for the applicable years.
(2)	For the three months ended September 29, 2012, the ratio was less than 1:1. Additional earnings of $8.2 million would have been needed to achieve coverage of 1:1 for the three months ended September 29, 2012.
(3)	We have not issued any preferred stock as of the date of this prospectus. Therefore, there were no preferred stock dividends included in our calculation of ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated above. Accordingly, for these periods, our ratio of earnings to fixed charges equals our ratio of earnings to combined fixed charges and preferred stock dividends.

For purposes of computing the ratio of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before equity in (earnings) loss from unconsolidated affiliates plus fixed charges, amortization of capitalized interest and distributions from equity investees less capitalized interest. Fixed charges consist of interest expensed and capitalized and the estimated interest component of rent expense.